UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial Results for the Three Months ended March 31, 2024

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated May 16, 2024, reporting the Company’s financial results for the three months ended March 31, 2024.  Attached to this Report as Exhibit 99.2 are the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2024.

Dividend on Class A Common Shares

Attached to this Report as Exhibit 99.3 is a copy of the press release of Company, dated May 10, 2024, announcing that the Company’s Board of Directors has declared a quarterly dividend on the Company’s Class A common shares for the first quarter of 2024.

The information contained in this Report, except for the commentary of George Youroukos and Thomas Lister contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Dated: May 20, 2024

	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer